SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
AMENDMENT NO. 1 TO
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

UNITED DEVELOPMENT FUNDING IV
(Name of Subject Company)

SCM SPECIAL FUND 3, LP, LEMON CREEK ADVISERS, LP, AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
COMMON SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

910187103
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$1,937,500	$224.56
*	For purposes of calculating the filing fee only. Assumes the purchase of 1,550,000 common shares of beneficial interest at a purchase price equal to $1.25 per share in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $224.56
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: March 20, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SCM Special Fund 3, LP and Lemon Creek Advisers, LP (collectively the "Purchasers") to purchase up to 1,550,000 common shares of beneficial interest (the "Shares")  in United Development Funding IV (the "Corporation"), the subject company, at a purchase price equal to $1.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 20, 2017 (the "Offer Date") and the related Assignment Form.

The original offer price of an October 2016 tender offer made by the Buyers or their Affiliates was lowered from $1.50 to $1.00 per share.  Thus, we are correcting the following statement which is in the Summary Term Sheet and Introduction sections of the Offer to Purchase, "The Buyers or their affiliates purchased 38,662 Shares at $1.00 per Share in an October 2016 tender offer."

Furthermore, we are aware most Shareholders own shares in street name through their broker.  The Purchasers anticipate setting up the Offer under Depository Trust Company's ("DTC") Automated Tender Offer Program ("ATOP").  If you own your shares in street name and would like to participate in our Offer, please contact your broker to tender your shares through DTC's ATOP.  Upon the expiration of our Offer, all validly tendered and accepted shares through ATOP will be paid through DTC.  Otherwise, all shares tendered held in book entry will be paid upon the confirmation from the Corporation or its transfer agent that the Shares have been transferred to the Purchasers.

No terms of the Offer have changed.  As of the date hereof, no Shares have been tendered by Shareholders.

Item 12. Exhibits.

(a)(1)	Amended Offer to Purchase dated March 20, 2017

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated March 20, 2017*
(a)(4)	Form of advertisement in Investor's Business Daily*
*	Previously filed on March 20, 2017

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2017

SCM Special Fund 3, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

Lemon Creek Advisers, LP
By: LCA-GP, LLC, General Partner

By: /s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By: /s/ Chip Patterson
Chip Patterson, Managing Director